FILE NO.
070-06759

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23272
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

CONTENTS

Page
Statements of Transfer Fees Charged	1

Summary of Costs Incurred	2

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
STATEMENTS OF TRANSFER FEES CHARGED
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003			November 2003			December 2003
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

TRANSFER FEES CHARGED*		None			None			None

* Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended December 31, 2003. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.

APPALACHIAN POWER COMPANY
PUTNAM COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003	November 2003	December 2003	Three Months Ended 12/31/03
	(in thousands)

Salaries and Benefits	$6	$1	$2	$9
Depreciation	73	73	72	218
Taxes Other Than Income Taxes*	16	15	15	46
Materials and Supplies	--	--	1	1
Electricity	5	6	6	17
Other	3	--	--	3

Total**	$103	$95	$96	$294

*    Excludes FICA, Federal Unemployment and State Unemployment taxes. These costs are reflected in salaries and benefits.

**  Excludes cost of capital which is discussed in the footnotes on page 1.